Filed Pursuant to Rule 433

Registration No. 333-168532

NEWS RELEASE

The Hartford Announces Agreement With Allianz SE To Repurchase Junior Subordinated Debentures and Warrants

Hartford, Conn., April 2, 2012 – The Hartford (NYSE: HIG) today announced it has entered into a purchase agreement with Allianz SE (together with certain of its affiliates, “Allianz”) to repurchase certain securities. The Hartford will repurchase, for aggregate consideration of approximately $2.425 billion, all outstanding 10% fixed-to-floating rate junior subordinated debentures due 2068, with an aggregate principal amount of $1.75 billion and all outstanding warrants entitling Allianz to purchase 69,351,806 shares of the company’s common stock. The repurchases are expected to close on April 17, 2012.

The Hartford’s agreement with Allianz, along with its planned financing of the debenture repurchase through the issuance of senior notes and junior subordinated debt, are designed to provide The Hartford with additional financial flexibility and an improved capital structure. These transactions are expected to reduce The Hartford’s anticipated annual interest expense by replacing high interest coupon debt with lower coupon debt. In addition, the transactions are intended to result in a better balance between The Hartford’s senior and subordinated debt.

The repurchase of the debentures is contingent on a successful consent solicitation to terminate a related replacement capital covenant entered into for the benefit of the holders of the company’s outstanding 6.1% senior notes due 2041, or being otherwise permitted by the replacement capital covenant. The company intends to commence a consent solicitation from the holders of the 2041 notes.

The warrants will be repurchased for $300 million as part of the company’s existing $500 million equity repurchase program. The company intends to complete on a timely basis the remaining authorization of approximately $106 million.

The warrants and debentures were initially issued to Allianz in 2008. After giving effect to the repurchases, Allianz will hold approximately 5% of the company’s outstanding common stock.

While the company expects to close the repurchases on April 17, 2012, the debenture repurchase may be deferred in certain circumstances at the option of the company with the payment of certain additional interest.

For additional information regarding the purchase agreement, please see the company’s Current Report on Form 8-K filed today with the Securities and Exchange Commission (SEC).

This press release does not constitute an offer to sell or solicitation of an offer to purchase with respect to any senior or junior subordinated debt or other securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute a solicitation of consents.

The Hartford has filed a shelf registration statement (including a prospectus) with the SEC for the potential offering of senior notes and junior subordinated debt which this communication describes. In connection with the commencement of any such offerings, The Hartford will file prospectus supplements with the SEC. Before you invest, you should read the prospectus in that registration statement and any such prospectus supplements and other documents the issuer has filed with the SEC for more complete information about The Hartford and these potential offerings. You may get the prospectus and the registration statement, and, when filed, the prospectus supplements for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The Hartford will arrange to send you the prospectus and, when filed, the prospectus supplements by calling The Hartford at (860) 547-2537.

About The Hartford

The Hartford Financial Services Group Inc. (NYSE: HIG) is a leading provider of insurance and wealth management services for millions of consumers and businesses worldwide. The Hartford is consistently recognized for its superior service, its sustainability efforts and as one of the world’s most ethical companies.

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Some of the statements in this release may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We caution investors that these forward-looking statements are not guarantees of future performance, and actual results may differ materially. Investors should consider the important risks and uncertainties that may cause actual results to differ. These important risks and uncertainties include those discussed in our 2011 Annual Report on Form 10-K and the other filings we make with the SEC. This includes the risks associated with today’s announcement, as set forth in The Hartford’s Current Report on Form 8-K dated April 2, 2012. We assume no obligation to update this release, which speaks as of the date issued.

Media Contact:	Investor Contacts:

Shannon Lapierre	Sabra Purtill
860-547-5624	860-547-8691
shannon.lapierre@thehartford.com	sabra.purtill@thehartford.com

Dave Snowden	Ryan Greenier
860-547-3397	860-547-8844
david.snowden@thehartford.com	ryan.greenier@thehartford.com